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SEC FILE NUMBER
8-67444

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eurekacap Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Brantford Ct
(No. and Street)

Marlboro	NJ	07746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Martin J. Pollock	732-536-8741	mjp126@hotmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N St Paul St, Ste 3100,	Dallas,	Texas	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Martin J. Pollock, swear (or affirm) that, to the best of my knowledge and belie financial report pertaining to the firm of Eurekacap Partners, Inc., December 31, 2024, is true and correct. I further swear (or affirm) that neither the company n partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified as that of a customer.

Signature: [signature]

Title:
Martin J. Pollock, FINOP

[signature]
Notary Public 01/10/2025

ROISY R SAMAD
Notary Public
State of New Jersey
My Commission Expires Oct. 30, 2025
I.D.# 50025849

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3 Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible r worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements un CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differenc exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report unde CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous auc a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

Eurekacap Partners Inc

Financial Statements
AND
Independent Auditors Report

December 31, 2024

(Confidential Pursuant to Rule 17a5(e)(3)

Eurekacap Partners Inc

Table of Contents

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Those Charged With Governance of
Eurekacap Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eurekacap Partners, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Emphasis of Matter

As discussed in Note 6 to the financial statements, the management of the Company approved a plan of liquidation on December 31, 2023, and the Company commenced liquidation shortly thereafter. Our opinion is not modified with respect to this matter.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III,

Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2023.

Dallas, Texas
January 9, 2025

Eurekacap Partners Inc.
STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	97,607
Due From Related Party		632,408
Prepaid Expenses		648
Total Assets		730,663

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable		8,005
Taxes Payable		600
Total Liabilities		8,605
Capital		
Common stock, no par value, 1,500 shares authorized, 1,500 shares issued and outstanding		100
Additional paid-in capital		99,900
Retained Earnings		622,058
		722,058
Total Liabilities & Stockholder's Equity	$	730,663

The accompanying notes are an integral part of these financial statements.

Eurekacap Partners Inc.
STATEMENT OF INCOME
For the Year ended December 31, 2024

Revenues:		
Fee Income	$	14,982
Total Revenues	$	14,982
Expenses:		
Payroll Taxes	$	84
Professional fees		9,702
Regulatory fees		2,098
Insurance		905
Interest expense		704
Other Expenses		355
Total Expenses		13,848
Income before income taxes		1,134
Provision for federal income taxes		26
Net income	$	1,108

The accompanying notes are an integral part of these financial statements.

Eurekacap Partners Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2024

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2024	1,500	$ 100	$ 99,900	$ 620,950	$ 720,950
Net income	-	-	-	1,108	1,108
Balance, December 31, 2024	1,500	$ 100	$ 99,900	$ 622,058	$ 722,058

The accompanying notes are an integral part of these financial statements.

Eurekacap Partners Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net income	$	1,108
Retirement of fixed assets		6,059
Non Cash Expenses		
		7,167
Adjustments to reconcile net income to net cash provided by opererating activities:		
Increase in Due From Related Entity		(14,982)
Decrease in Prepaid Assets		388
Decrease in Accounts Payable		(3,895)
Decrease in Taxes Payable		(9,363)
Decrease in Employee Loan		36,773
Net Cash provided by Operating activities		16,088
Net increase in cash during the year		16,088
Cash, beginning of year		81,519
Cash, end of year	$	97,607
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$	704
Income tax payments	$	9,389

The accompanying notes are an integral part of these financial statements.

EUREKACAP PARTNERS INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2024

1. Organization of the Company

Eurekacap Partners, Inc. (the "Company") is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is considered a "Non-Covered Firm" exempt from the Securities and Exchange Commission Rule 15c3-3 relying on footnote 74 to SEC Release 34-70073. The Company is a 100 % owned subsidiary of Eureka Capital Limited. ("ECL" organized in Hong Kong).

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees and performance fees from the hedge funds. The fees are paid directly to entities with shared ownership.

3. Summary of Significant Accounting Policies Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

Income tax positions

The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Related Party Transactions

The Company is party to an agreement with a related entity (Eureka Capital Partners Private Limited ("ECP–SG")). ECP-SG is organized in Singapore and is a 100% owned subsidiary of ECL. The Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, ECP-SG pays all overhead and operational expenses incurred by the Company plus 8.0% of such expenses. Beginning June 1, 2018, the intercompany agreement was changed to Eureka Capital Partners Pte. Ltd. (SG), (ECP-SG"). All terms of the agreement remained the same and in force. During the year ended December 31, 2024, the Company recognized $14,982 of revenue from ECP-SG under the terms of this agreement. As of December 31, 2024, $426,865 was due from ECP-SG. Eurekacap Partners gave (Euerka Capital Limited ("ECL")) a loan of $205,543 in 2020.

4. Related Party Transactions, continued

On January 14, 2022, Eurekacap Partners provided a loan to an employee of the Company in the amount of $74,000 as an advance on future commission. During the year, the employee paid back the remaining balance of the loan of $36,773. The Company terminated employment with this employee as of December 31, 2024.

5. Revenue Recognition

Under the terms and conditions as disclosed in Note 4 the company performs certain services for its parent and recognizes fees for those services when the company determines reasonable assurance of their collectability. The company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2024, or to revenue for the twelve months ended December 31, 2024, after adopting topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

6. Going Concern

As of December 31, 2023, the Company's management has decided to cease operations upon collection of all remaining revenues and fulfillment of outstanding obligations. The Company has not engaged in new business activities and is actively pursuing the collection of its receivables and settlement of liabilities in preparation for closure.

Management has evaluated the Company's ability to continue as a going concern. Given the decision to cease operations, there is substantial doubt about the Company's ability to continue as a going concern beyond December 31, 2025. The Company anticipates that all remaining revenues will be collected, and obligations will be settled by year-end 2025.

Management believes that the Company will be able to meet its obligations during the wind-down period. However, the eventual outcome of these efforts is subject to uncertainties, including the timing and completeness of collections and final settlement of liabilities.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1%. As of December 31, 2024, the Company's net capital of $89,002 which was $84,002 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.10%.

7. Concentration of Cash

The company maintains its cash at financial institutions in bank deposits, which may exceed federal insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant risk with respect to cash.

8. Capital Stock

The company has authorized the issue of 1,500 shares of no-par value common stock. All shares are issued, and outstanding Shares of common stock are voting shares. Dividends are paid at the discretion of the board of directors.

9. Commitments & Contingencies

The firm had on commitments and contingencies as of the date of this report.

Eurekacap Partners, Inc.

Supplemental Information

For the year ended December 31, 2024

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Schedule III
Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Eurekacap Partners Inc.
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2024
Schedule I

Capital		
Stockholders Equity	$	722,058
Non Allowable Assets:		
Due From Related Party		(632,408)
Prepaid Expenses		(648)
Net capital	$	89,002
Aggregate indebtedness	$	8,605
Computation of basic net capital requirement		
Minimum net capital required		574
Minimum dollar net capital		5,000
Net capital requirement		5,000
Excess net capital	$	84,002
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	77,002
Percentage of aggregate indebtedness to net capital		0.10

There were no differences between the Net Capital reported by the company Equity in Part 11A of the focus report and these financial statements.

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Those Charged With Governance of
Eurekacap Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Eurekacap Partners, Inc. (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities (2) acting as a finder in the introduction of qualified institutional investors to hedge fund managers throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) the private placement of securities (2) acting as a finder in the introduction of qualified institutional investors to hedge fund managers and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
January 9, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Eurekacap Partners, Inc. Exemption Report

Eurekacap Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) the private placement of securities (2) acting as a finder in the introduction of qualified institutional investors to hedge fund managers.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Martin Pollock, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Martin Pollock, FINOP/CFO/CCO

Date of Report: January 2, 2025